                                                                       EXHIBIT 1




                                 INTERIM REPORT

                                   [PICTURE}

                                       1


                                 First quarter
                              December 31st, 2000

[AXCAN PHARMA LOGO]


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                                                LEON F. GOSSELIN,
                                           Chairman of the Board,    [PHOTO]
                           President and Chief Executive Officer,
                                                Axcan Pharma Inc.




President
and Chief executive officer's
Report

DEAR SHAREHOLDERS,

         The first quarter of fiscal 2001 once again confirmed Axcan's progress and its intention of maintaining and reinforcing its position as one of the leading North American companies in the field of gastrointestinal products.

         We are now well positioned to capitalize on our North America leadership in the field of gastroenterology since we have a solid core portfolio of products on which our revenues are based, as well as a strong marketing presence in both Canada and the United States. In addition, unlike many other specialty pharmaceutical companies, Axcan also has a diversified pipeline of product candidates that are close to market and that its talented and experienced scientific and operational teams are capable of bringing through the regulatory stage to market.

         As you will see in these results, we once again showed continued strong revenue and earnings.

HIGHLIGHTS OF THE QUARTER

ENCOURAGING PHASE III RESULTS ON HELICIDE

         In October 2000, Axcan announced final results of the Phase III North American pivotal clinical trial on HELICIDE, a bismuth-based single triple capsule containing colloidal bismuth subcitrate (40 mg), metronidazole (125 mg) and tetracycline (125 mg), for the eradication of Helicobacter pylori. These results confirmed that HELICIDE has the potential to be used as a first-line therapy for the eradication of Helicobacter pylori, the main cause of gastric and duodenal ulcers.

         Axcan intends to submit an NDA application for this product candidate with the FDA in the near future and foresees its entry into the US market by the end of the year 2002. Axcan is currently discussing the potential licensing of this product with a number of strategic partners in several countries.

PROMISING PHASE II INTERIM RESULTS ON URSO 250 FOR THE PREVENTION OF THE RECURRENCE OF ADENOMATOUS COLORECTAL POLYPS

         Later in the quarter, Axcan announced interim statistical analysis results of its Phase II study assessing the efficacy of the use of URSO 250 for the prevention of the recurrence of adenomatous colorectal polyps.

         This interim analysis provided an indication of trends of efficacy of URSO 250 in the prevention of the recurrence of colorectal polyps, in a sub-group of patients. First, on average, the proportion of large lesions (greater than 1 cm) recurring after one year was twice as high in the placebo group compared to active URSO 250 (6% vs. 3%, respectively). Second, important observations were made in patients who had an early stage colorectal cancer at baseline. A polyp recurrence occurred in 44% of subjects receiving placebo, compared to only 25% among patients on URSO 250 (a 43% decrease). Moreover, while the mean diameter of recurring polyps after one-year was 0.31 cm in the placebo group, it was only 0.07 cm in the URSO 250 study group.

FDA APPROVAL OF CANASA 500 MG MESALAMINE (5-ASA) SUPPOSITORIES

         Shortly after the close of the quarter, Axcan announced that the United States Food and Drug Administration (FDA) had issued an approval letter for CANASA 500 mg mesalamine (5-ASA) rectal suppositories for the treatment of active ulcerative proctitis.


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[PICTURE]

Mapping the future of gastroenterology around the world.



         In August 1999, the Food and Drug Administration requested that Axcan sell these suppositories in the United States under a temporary, emergency measure due to the lack of any other source of supply.

         Axcan is planning an official launch of the product by the end of April 2001. In the United States, the total market for mesalamine suppositories was approximately US$22 million prior to the beginning of the emergency measure. Sales of FIV-ASA, the legacy product that will be replaced by CANASA, were approximately US$9.5 million since the beginning of the emergency measure. Axcan believes that it will be able to serve a larger portion of patients treated with mesalamine once CANASA is launched and actively marketed, since this product fits perfectly into Axcan's gastroenterology niche.

AGREEMENT WITH ALFA-WASSERMANN ON A NEW, BETTER ABSORBED
URSODIOL FORMULATIONS

         Again after the close of the quarter, Axcan announced that it signed an agreement with Alfa-Wassermann SpA ("Alfa-Wassermann"), to purchase several patents on a sodium bicarbonate-ursodiol formulation. In studies undertaken prior to Axcan's acquisition, the ursodiol-sodium bicarbonate formulation was shown to enhance absorption of ursodiol by as much as 40%. This formulation may thus constitute an improvement in the treatment of liver diseases including cholestatic liver disease and Hepatitis C. In 2001 and 2002, Axcan intends to complete the development of an appropriate ursodiol-sodium bicarbonate dosage form and confirm the enhanced ursodiol absorption.

SHAREHOLDER PROTECTION RIGHTS PLAN

         Late in January 2001, Axcan announced the adoption by its Board of Directors of a Shareholder Protection Rights Plan. The Plan is similar to plans adopted by a number of public companies and is intended to protect shareholders from unfair or coercive take-over strategies, including the acquisition of control through a take-over bid that does not treat all shareholders equally or fairly.

FINANCIAL RESULTS

         For the three-month period ended December 31, 2000, revenue (all amounts are in U.S. dollars) was $24.4 million, compared to $25.3 million for the corresponding period of the preceding year. Revenue dropped marginally in this quarter compared to the first quarter of fiscal 2000 ended December 31, 1999, reflecting the unusual and increased stocking of products in anticipation of the YK2 problem. For the three months ended December 31, 2000, sales of PHOTOFRIN, a product acquired by Axcan in June of 2000, compensated partly for the effect of YK2 concerns of the previous year.

         Cost of goods sold was $6.0 million for the three months ended December 31, 2000, compared to $6.8 million for the corresponding period in fiscal 2000. As a percentage of revenue, cost of goods sold decreased to 25% for the three months ended December 31, 2000, from 27% for the corresponding period of the previous fiscal year. This decrease is mainly due to an increase in sales of products with higher margin.


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         Selling and administrative expenses were $9.4 million for the three months ended December 31, 2000, compared to $7.5 million for the three months ended December 31, 1999. This increase is mainly due to the additions made to the sales force in the United States and increased marketing effort following the integration of URSO 250 and VIOKASE in Axcan Scandipharm's product line and the acquisition of the world-wide rights to PHOTOFRIN.

         Research and development expenses were $2.0 million for the three-month period ended December 31, 2000, compared to $1.0 million for the same period of the preceding year. The increase was due to the cost of the phase III studies of HELICIDE and additional activity for the development of a new product and new indications for existing products.

         Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses were $1.3 million for the three-month period ended December 31, 2000, compared to $3.9 million for the three-month period ended December 31, 1999. The unusually high financial expenses of the first quarter of fiscal 2000 was primarily attributable to interest paid on loans of approximately $93 million in the aggregate used to acquire Axcan Scandipharm. These loans have since been reimbursed.

         Depreciation and amortization was $3.0 million for the three months ended December 31, 2000, compared to $2.3 million for the corresponding period of the preceding year. The increase primarily results from the amortization of the world-wide rights to the product PHOTOFRIN acquired in June 2000.

         Axcan posted earnings from continuing operations of $1.82 million, or $0.05 per share, for the three months ended December 31, 2000, compared to $1.86 million, or $0.10 per share for the corresponding period of the preceding year. Net earnings were $1.82 million, or $0.05 per share for the three months ended December 31, 2000, compared to $2.03 million, or $0.11 per share for the corresponding period of the preceding year, following an increase in the number of weighted common shares outstanding from 18.9 million to 34.5 million this year. The increase in the number of outstanding shares is a result of the two public offerings in fiscal 2000.


/s/ Leon F. Gosselin

Leon F. Gosselin (signed)

Chairman of the Board, President and Chief Executive Officer
February 2001.

                                   Financial
                                  Statements


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Consolidated
  balance sheets (unaudited)

  DECEMBER 31

---------------------------------------------------------------
  in thousands of U.S. dollars               2000          1999
                                                $             $
ASSETS
  Current assets
    Cash and cash equivalents               9,373         5,117
    Short - term investments                9,951            --
    Accounts receivable                    16,201        16,482
    Income taxes receivable                   981         3,056
    Inventories                            14,669        12,394
    Prepaid expenses and deposit            2,404         1,460
    Future income taxes                     2,930         2,993
---------------------------------------------------------------
                                           56,509        41,502

  Investments in companies subject
    to significant influence                   --         1,135
  Investment in a private company           1,156         1,156
  Other investments                           741           590
  Capital assets                          167,383       141,627
  Future income taxes                       4,139         8,317
  Debt issue costs                             --           267
  Goodwill                                 20,865        22,649
---------------------------------------------------------------
                                          250,793       217,243
===============================================================

LIABILITIES
  Current liabilities
    Accounts payable                       17,771        13,221
    Income taxes payable                    1,556         1,964
    Instalments on long-term debt          10,482        15,423
    Future income taxes                       836         1,366
---------------------------------------------------------------
                                           30,645        31,974
  Long-term debt                           29,708        62,446
  Contingency provisions                       --         5,378
  Future income taxes                      26,183        26,450
  Non-controlling interest                    751            --
---------------------------------------------------------------
                                           87,287       126,248

SHAREHOLDERS' EQUITY
  Equity component of purchase price        2,704            --
  Capital stock                           152,971        87,106
  Retained earnings                         8,905         4,937
  Accumulated foreign currency
    translation adjustments                (1,074)       (1,048)
---------------------------------------------------------------
                                          163,506        90,995
---------------------------------------------------------------
                                          250,793       217,243
===============================================================


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Consolidated
  cash flows (unaudited)

  THREE MONTHS ENDED DECEMBER 31

  in thousands of U.S. dollars                                  2000         1999
                                                                   $            $

OPERATIONS
  Earnings from continuing operations                          1,821        1,857
  Non-cash items:
    Interest income                                             (164)          --
    Interest                                                      --        2,151
    Depreciation and amortization                              3,005        2,571
    Gain on disposal of assets                                   (10)          --
    Foreign currency fluctuation                                 145          234
    Future income taxes                                        1,102       (1,389)
    Shares in earnings of companies subject to
      significant influence                                       --          104
    Changes in working capital items
      from continuing operations                               1,045        1,634
---------------------------------------------------------------------------------

  Cash flow from continuing operations                         6,944        7,162
  Cash flow from discontinued operations                          --           77
---------------------------------------------------------------------------------

  Cash flow from operating activities                          6,944        7,239
---------------------------------------------------------------------------------

FINANCING
  Repayment of notes payable                                      --      (67,164)
  Repayment of long-term debt                                 (7,112)      (8,790)
  Non-controlling interest                                       195           --
  Issue of shares                                                 66       31,661
  Share issue expenses                                            --       (2,010)
  Cash flow from discontinued operations                          --           (5)
---------------------------------------------------------------------------------

  Cash flow from financing activities                         (6,851)     (46,308)
---------------------------------------------------------------------------------

INVESTMENT
  Disposal of short-term investments                              --       19,300
  Acquisition of investments                                     (66)        (122)
  Disposal of investments                                          7          290
  Acquisition of capital assets                               (1,829)        (261)
  Disposal of capital assets                                      33           --
  Net cash used for business acquisitions                         --       (2,635)
---------------------------------------------------------------------------------

  Cash flow from investment activities                        (1,855)      16,572
---------------------------------------------------------------------------------

  Foreign exchange gain on cash held in foreign currency          --           55
---------------------------------------------------------------------------------
  DECREASE IN CASH AND CASH EQUIVALENTS                       (1,762)     (22,442)
  Cash and cash equivalents, beginning of period              11,135       27,559
---------------------------------------------------------------------------------
  Cash and cash equivalents, end of period                     9,373       5,117
---------------------------------------------------------------------------------

Consolidated
  earnings (unaudited)

  THREE MONTHS ENDED DECEMBER 31

    in thousands of U.S. dollars, except amounts per share            2000             1999
                                                                         $                $
  REVENUE                                                           24,381           25,277
-------------------------------------------------------------------------------------------

  Cost of goods sold                                                 6,011            6,830
  Selling and administrative expenses                                9,423            7,474
  Research and development expenses                                  2,011            1,043
-------------------------------------------------------------------------------------------
                                                                    17,445           15,347
-------------------------------------------------------------------------------------------
                                                                     6,936            9,930
-------------------------------------------------------------------------------------------

  Financial expenses                                                 1,290            3,912
  Interest income                                                     (359)            (548)
  Depreciation and amortization                                      3,005            2,335
-------------------------------------------------------------------------------------------
                                                                     3,936            5,699
-------------------------------------------------------------------------------------------

  Earnings before income taxes                                       3,000            4,231
  Income taxes                                                       1,179            2,374
-------------------------------------------------------------------------------------------

  Earnings from
    continuing operations                                            1,821            1,857
  Earnings from
    discontinued operations                                             --              175
-------------------------------------------------------------------------------------------

  NET EARNINGS                                                       1,821            2,032
===========================================================================================

  Per common share:
  Earnings from
    continuing operations                                             0.05             0.10
===========================================================================================

  Earnings from
    discontinued operations                                             --             0.01
===========================================================================================

  Net earnings                                                        0.05             0.11
===========================================================================================

  Weighted average number
    of common shares                                            34,520,981       18,786,336
===========================================================================================

                  Mapping the future
                           of Gastroenterology
                    around the world

Corporate
Information

Axcan Pharma is a leading specialty North American pharmaceutical company in the field of gastroenterology. Axcan is the first Canadian public pharmaceutical company to have its own US sales and marketing organization. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".


CORPORATE HEAD OFFICE

AXCAN PHARMA INC.
597, Laurier Blvd.
Mont-Saint-Hilaire, Quebec
Canada J3H 6C4
Telephone: 1 (800) 565-3255
             (450) 467-5138
Fax: (450) 464-9979
www.axcan.com

INVESTORS RELATIONS:

ISABELLE ADJAHI
Director, Investor Relations
Telephone: (450) 467-5138 ext. 292
Email: iadjahi@axcan.com

TRANSFER AGENTS AND REGISTRARS:

COMPUTERSHARE INVESTOR SERVICES
1800 McGill College Avenue
Montreal, Quebec
Canada H3A 3K9
Telephone: (514) 982-7555

AMERICAN SECURITIES TRANSFER & TRUST INC.
12039 W. Alameda Parkway
Suite Z-2
Lakewood, Colorado 80228
USA
Telephone: (303) 984-4100


                              AXCAN PHARMA [LOGO]

                  Ce document est aussi disponible en francais


The names CANASA, FIV-ASA, HELICIDE, PHOTOFRIN, SALOFALK, URSO 250 and VIOKASE appearing in this document are trademarks of Axcan and Axcan Scandipharm Inc. ("Axcan Scandipharm"), a wholly-owned subsidiary of Axcan.